Exhibit 99.1

HEXO Corp.

Annual Meeting of Shareholders

December 11, 2020

REPORT ON VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Following the annual and special meeting of shareholders of HEXO Corp. (the “Corporation”) held on December 11, 2020 (the “Meeting”), in accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting:

1.	Election of Directors

At the Meeting, each of Vincent Chiara, Jason Ewart, Emilio Imbriglio, Adam Miron, Dr. Michael Munzar and Sébastien St-Louis were elected as directors of the Corporation.

Name of Nominee	Votes For	%	Votes Withheld	%
Vincent Chiara	80,620,953	93.30	5,789,467	6.70
Jason Ewart	80,474,708	93.13	5,935,712	6.87
Emilio Imbriglio	82,458,808	95.43	3,951,612	4.57
Adam Miron	79,993,499	92.57	6,416,921	7.43
Dr. Michael Munzar	82,392,001	95.35	4,018,419	4.65
Sébastien St-Louis	80,038,067	92.63	6,372,353	7.38

2.	Appointment of Auditor

At the Meeting, shareholders approved the appointment of Pricewaterhouse Coopers LLP as the auditor of the Corporation for the ensuing year.

Votes For	%	Votes Withheld	%
167,980,548	96.01	6,988,155	3.99

3.	Share Consolidation

At the Meeting, shareholders approved the consolidation of the issued and outstanding common shares of the Corporation on the basis of four (4) old common shares for one (1) new common share.

Votes For	%	Votes Against	%
72,401,777	83.79	14,009,343	16.21

For additional information, please see the Corporation’s Information Circular filed in connection with the Meeting, which is available on SEDAR at www.sedar.com.

Dated this 14th day of December, 2020.

HEXO CORP.

(signed) “Trent MacDonald”
Trent MacDonald
Chief Financial Officer